UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03605	                                  November 30,
2017

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2. State Identification Number: IL

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Northern Institutional Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

50 South La Salle, Chicago, IL 60603

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Northern Institutional Funds
We have examined management's assertion, included in the accompanying Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Northern Institutional Funds (collectively, the
"Company"), comprised of the funds listed in the attached Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 30, 2017. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November
30, 2017, and with respect to agreement of security purchases and sales, for the period from June 30, 2017 (the date of last examination) through November 30, 2017:
1. Confirmation of all securities held in book entry form on behalf of Northern Trust ("NT"), the Company's custodian, by the Federal Reserve Bank of Kansas City and The Depository Trust Company;

2. Reconciliation of all such securities to the books and records of the
Company and NT;

3. Confirmation of 68 out of 83 repurchase agreements with brokers/banks and agreement of respective underlying collateral with NT's records;

4. Agreement of all repurchase agreements not confirmed to underlying transactions within custody cash records provided by NT;

5. Agreement of 6 security purchases and 6 security sales or maturities since our last report from the books and records of the Company to the subsequent settlement in cash records provided by NT.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Northern
Institutional Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of November 30, 2017 with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Institutional Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
September 17, 2018




APPENDIX A
Northern Institutional Funds
Northern Institutional Municipal Money Market Portfolio
Northern Institutional Prime Obligations Portfolio
Northern Institutional Treasury Portfolio
Northern Institutional U.S. Government Portfolio
Northern Institutional U.S. Government Select Portfolio
Northern Institutional Liquid Assets Portfolio




Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
We, as members of management of Northern Institutional Funds (collectively, the "Company"), comprised of the funds listed in the attached Appendix A, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2017, and from June 30, 2017 (the date of last examination) through November 30, 2017.
Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
November 30, 2017, and from June 30, 2017 (the date of last examination) through November 30, 2017, with respect to securities reflected in the investment accounts of the Company.

Northern Institutional Funds
By:
/s/ Peter Ewing
Peter Ewing
President, Northern Institutional Funds

/s/ Randal Rein
Randal Rein
Treasurer, Northern Institutional Funds


APPENDIX A
Northern Institutional Funds
Northern Institutional Municipal Money Market Portfolio
Northern Institutional Prime Obligations Portfolio
Northern Institutional Treasury Portfolio
Northern Institutional U.S. Government Portfolio
Northern Institutional U.S. Government Select Portfolio
Northern Institutional Liquid Assets Portfolio